CARTER HENRY'S, LLC
STATEMENT OF REVENUES AND EXPENSES
For the Year Ended December 31, 2021

	Amount	Percent
INCOME		
Sales	$ 166,593.00	100.00
TOTAL INCOME	166,593.00	100.00
COST OF GOODS SOLD		
Food	5,681.00	3.41
Alcohol	17,027.00	10.22
Merchandise	232.00	0.14
Kitchen supplies	130.00	0.08
TOTAL COST OF GOODS SOLD	23,070.00	13.85
Gross Profit	143,523.00	86.15
EXPENSES		
Bank charges	3,503.00	2.10
Cleaning	953.00	0.57
Customer supplies	517.00	0.31
Small tools and equipment	2,342.00	1.41
Repairs and maintenance	8,191.00	4.92
Printing	132.00	0.08
Laundry service	1,568.00	0.94
Music/entertainment	20.00	0.01
Depreciation expense	8,978.00	5.39
Amortization expense	406.00	0.24
Environmental expense	1,178.00	0.71
Office expense	120.00	0.07
Professional fees	2,697.00	1.62
Insurance	1,069.00	0.64
Promotional	150.00	0.09
Wages	64,745.94	38.86
Payroll taxes	3,482.06	2.09
Rent	5,000.00	3.00
Security	2,493.00	1.50
Supplies	361.00	0.22
Payroll fees	105.00	0.06
POS fees	431.00	0.26
Licenses and permits	1,526.00	0.92
Utilities	1,513.00	0.91

CARTER HENRY'S, LLC
STATEMENT OF REVENUES AND EXPENSES
For the Year Ended December 31, 2021

		Amount	Percent
Employee benefits	$	712.00	0.43
Meals		3,239.00	1.94
TOTAL EXPENSES		115,432.00	69.29
Net Income (Loss)	$	28,091.00	16.86

CARTER HENRY'S, LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
December 31, 2021

ASSETS

Current Assets		
Cash in Bank - checking	$ 14,274.52	
Cash in bank -- savings	1,000.31	
Total Current Assets		$ 15,274.83
Other Current Assets		
Inventory	27,500.00	
Total Other Current Assets		27,500.00
Fixed Assets		
Equipment	105,690.00	
Furniture	57,531.00	
Improvements	65,361.00	
Accumulated Depreciation	(8,978.00)	
Total Fixed Assets		219,604.00
Other Assets		
Start up costs	32,500.00	
Accumulated amortization	(406.00)	
Total Other Assets		32,094.00
TOTAL ASSETS		$ 294,472.83

CARTER HENRY'S, LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
December 31, 2021

Liabilities And Equity

Long Term Liabilities			
Loan payable - Jeff Tinkham	$	263,175.00	
Total Long Term Liabilities			$ 263,175.00
TOTAL LIABILIITIES			263,175.00
EQUITY			
Contributions - Mykisen		2,565.47	
Contributions - Tinkham		641.36	
Profit and Loss		28,091.00	
TOTAL EQUITY			31,297.83
Total Liabilities And Equity			$ 294,472.83

CARTER HENRY'S LLC

STATEMENTS OF CASH FLOWS

TWO MONTHS ENDED DECEMBER 31, 2021

	2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 28,091.00
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	9,384.00
(Increase) decrease in:	
Accounts receivable	-
Inventory	(27,500.00)
Increase (decrease) in:	
Member contributions	3,206.83
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	13,181.83
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of equipment	(261,082.00)
Disposition of equipment	0.00
NET CASH USED BY INVESTING ACTIVITIES	(261,082.00)

CARTER HENRY'S LLC

STATEMENTS OF CASH FLOWS

TWO MONTHS ENDED DECEMBER 31, 2021

	2021
CASH FLOWS FROM FINANCING ACTIVITIES	
Credit line activity	0.00
Note payable - Jeff Tinkham	263,175.00
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	263,175.00
NET INCREASE (DECREASE) IN CASH	15,274.83
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$ 15,274.84